UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces First Quarter 2022 Production and Volume Sold per Metal Results

LIMA, Peru--(BUSINESS WIRE)--April 21, 2022--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced 1Q22 results for production and volume sold.

1Q22 Production per Metal (100% basis)
	1Q22 (Actual)	2022 Guidance (1) (2)

Gold (Oz.)
Orcopampa	19,031	57k - 65k
Tambomayo	13,867	45k - 50k
La Zanja	5,900	37k - 45k
Coimolache	19,512	75k - 80k
El Brocal	4,350	10k - 13k

Silver (Oz.)
Uchucchacua	0	0
El Brocal	1,059,666	4.2M - 4.8M
Tambomayo	419,396	1.8M - 2.4M
Julcani	661,132	2.2M - 2.5M

Lead (MT)
El Brocal	2,497	7.0k - 10.0k
Uchucchacua	0	0
Tambomayo	2,509	4.0k - 6.0k

Zinc (MT)
El Brocal	8,772	18.0k - 22.0k
Uchucchacua	0	0
Tambomayo	3,543	5.0k - 7.0k

Copper (MT)
El Brocal	10,159	40.0k - 45.0k
1.	2022 outlook projections shown above are considered forward-looking statements and represent management’s good faith estimates or expectations of future production results as of April 2022.
2.	Please consider that this guidance could potentially be adversely impacted due to further effects related to COVID-19.

1Q22 Comments

Tambomayo:

  1Q22 gold production exceeded first quarter 2022 projections due to a.) gold grade which was higher than anticipated and b.) production from a high-grade pillar which was carried forward from the fourth quarter 2021 to the first quarter 2022.
  1Q22 silver production was below projections, partially offset by higher zinc and lead production for the quarter.

Orcopampa:

  1Q22 gold production was above projections for the quarter due to higher than anticipated tonnage and grade

Coimolache:

  1Q22 gold production was above projections for the quarter primarily due to favorable geological reconciliation of both increased tonnage and grade

La Zanja:

  1Q22 gold production was below projections for the quarter due to lower than expected haulage fleet performance due to Peru’s rainy season.

Julcani:

  1Q22 silver production was above projections for the quarter due to higher than anticipated grade.

Uchucchacua:

  Exploration tunneling and diamond drilling continues according to plan with an emphasis on the Nora-Geraldine orebody.
  Yumpag mine development began ramp-up during 1Q22 with a new contractor, also with exploration progressing as planned for the Camila and Tomasa orebodies.

El Brocal:

  Copper, lead and zinc production was in line with expectations for 1Q22.
  Silver production was below projections for the quarter due to lower than expected open pit grades.
  A landslide within the mine’s open pit occurred on March 19, 2022 resulting in the death of 3 workers. The exact cause of the landslide is under further investigation.

1Q22 Payable Volume Sold

1Q22 Volume Sold per Metal (100% basis)

1Q22 (Actual)

Gold (Oz.)
Orcopampa	19,307
Tambomayo	12,181
La Zanja	5,773
Coimolache	20,586
El Brocal	2,907

Silver (Oz.)
Uchucchacua	18,730
El Brocal	852,933
Tambomayo	351,077
Julcani	636,303

Lead (MT)
El Brocal	2,239
Uchucchacua	0
Tambomayo	2,275

Zinc (MT)
El Brocal	7,256
Uchucchacua	0
Tambomayo	2,922

Copper (MT)
El Brocal	9,697

Realized Metal Prices*

1Q22 (Actual)
Gold (Oz)	1,896
Silver (Oz)	24.10
Lead (MT)	2,363
Zinc (MT)	4,105
Copper (MT)	9,950

*Buenaventura consolidated figures.

Appendix

1. 1Q22 Production per Metal

1Q22 (Actual)

Silver (Oz.)
Orcopampa	7,856
La Zanja	23,363
Coimolache	77,195

Lead (MT)
Julcani	99

2. 1Q22 Volume Sold per Metal

1Q22 (Actual)

Silver (Oz.)
Orcopampa	6,928
La Zanja	21,818
Coimolache	96,634

Lead (MT)
Julcani	76

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

For a printed version of the Company’s 2019 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Company Website: www.buenaventura.com.pe/ir

Contacts

Contacts in Lima:
Daniel Dominguez, Chief Financial Officer
(511) 419 2540

Gabriel Salas, Head of Investor Relations
(511) 419 2591 / Gabriel.salas@buenaventura.pe

Contacts in NY:
Barbara Cano
(646) 452 2334
barbara@inspirgroup.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: April 21, 2022